Exhibit 99.1
Shinhan Financial Group made a resolution to participate in a paid-in capital increase of Shinhan Investment Corp.

On May 10, 2019, the board of directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) made a resolution to participate in a paid-in capital increase of Shinhan Investment Corp., a wholly-owned subsidiary of Shinhan Financial Group. The key details of the recapitalization are as follows:

1. Purpose of capital increase: To strengthen the Group’s capital market related businesses

2. Type of security: Preferred shares

3. Maximum aggregate amount of capital increase: KRW 660 billion (48,000,000 shares)

4. Method of capital increase: Allotment to shareholder (Shinhan Financial Group)

5. Key financial data of Shinhan Investment Corp.:

	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
	(in millions of KRW)
FY2018	29,140,427	25,767,858	3,372,569	1,546,998	5,553,118	251,268
FY2017	28,644,288	25,391,599	3,252,689	1,546,998	5,558,862	211,919
FY2016	25,554,489	22,478,057	3,076,432	1,546,998	4,549,941	115,440

1